SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc dated May 03, 2007, of B Shares Dividend & Repurchase

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO OR
                        FROM AUSTRALIA, CANADA OR JAPAN

                                                                      3 May 2007

                             Scottish Power plc
          B Shares Declaration of Dividend and Second Repurchase Offer

Scottish Power plc ("ScottishPower") announces that the dividend on its non-cumulative preference shares of 50 pence each (the "B Shares") in respect of the period 22 May 2006 to 28 May 2007 will be 13.3 pence per B Share
(the "B Share 2007 Dividend") (such dividend being calculated in accordance with ScottishPower's articles of association).

The B Share 2007 Dividend will be paid on 29 May 2007 to holders of the B Shares who were entered on the register of members of ScottishPower on 11 May 2007. The ex-dividend date will be 9 May 2007.

In addition, ScottishPower announces that it has appointed Morgan Stanley
Securities Limited ("Morgan Stanley") as its agent to offer to purchase all of the issued B Shares at a price of £3.60 per B Share, free of all dealing expenses and commissions (the "Second Repurchase Offer"), on or around 30 May 2007.

Holders of B Shares will shortly be receiving a letter containing the terms of the Second Repurchase Offer and a repurchase form to be used in conjunction therewith.

Copies of this letter will shortly be available for inspection at the Financial
Services Authority's Document Viewing Facility situated at: The Financial
Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

This document will also shortly be available on the ScottishPower website at
www.scottishpower.com.

Any queries in relation to the B Share 2007 Dividend or the Second Repurchase
Offer should be directed to Lloyds TSB Registrars on 0870 600 3999.

Enquiries:

ScottishPower

Investors:

Peter Durman                                                +44 141 636 4527

Media

Colin McSeveny                                              +44 141 636 4515

Morgan Stanley, broker to ScottishPower

Jon Bathard-Smith                                           +44 20 7425 8000

Morgan Stanley is acting for ScottishPower in relation to the Second Repurchase
Offer described in this announcement and no one else, and will not be responsible to any other person for providing the protections afforded to clients of Morgan Stanley or for advising any other person in relation to the
Second Repurchase Offer.

The Second Repurchase Offer is not being made, directly or indirectly, in or into Canada, Australia or Japan, and the Second  Repurchase Offer cannot be accepted from within Canada, Australia or Japan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 03, 2007	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary